ELMCORE SECURITIES LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	100,145
Accounts Receivable		109,894
Other Assets		2,952
Total Assets	$	212,991

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	59,916
Total Liabilities	$	59,916
MEMBER'S EQUITY		
Member's Equity	$	153,075
Total Member's Equity	$	153,075
Total Liabilities and Member's Equity	$	212,991

The accompanying notes are an integral part of these financial statements